Level 3 Communications, Inc.
1025 Eldorado Boulevard
Broomfield, CO 80021

August 8, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, D.C. 20549
Attn: Terry French, Accountant Branch Chief

Re:    Level 3 Communications, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-35134

Dear Mr. French:

We have received your comment letter dated August 1, 2014, and the following represents our responses to your comments. For your ease of reference, we have included your original comments in italics below and have provided our responses after each comment. References in this letter to the “Company” are references to Level 3 Communications, Inc., and its consolidated subsidiaries unless the context states otherwise.

Critical Accounting Policies and Estimates, page 73

1.
We note that two of your accounting policies and estimates that require the most significant judgments and estimates relate to revenue reserves and cost of revenue reserves. Given, that these estimates require significant judgment and given that it is difficult for investors to understand the impact of these reserves, for both revenue and cost of revenue reserves please disclose a reserve roll forward for the periods presented. If you believe the amounts are immaterial, tell us why. Also, describe for us the financial statement entries used to account for these reserves.

Response: Revenue reserves consist of general and specific reserves. General revenue reserves are recorded monthly based upon a historical analysis of credits issued for customer billing disputes to revenue. Specific revenue reserves are recorded by customer for certain types of revenue transactions, including back bills, termination charges, etc. When revenue reserves are recorded, revenue is reduced with an offsetting credit to the general and specific revenue reserve, which is reflected as a reduction of receivables on our consolidated balance sheet. Specific revenue reserves are not reduced until payment is received or credit is issued and general revenue reserves are reduced when credits are issued to customers.

During the year ended December 31, 2013, the Company recorded general revenue reserves against revenue of $154 million, or approximately 2% of total revenue of $6,313 million. Items in the specific revenue reserve are not reported as revenue until collection is assured from the customer. In 2013, the Company recognized $46 million or less than 1% of total revenue that originally had been established as a specific revenue reserve. At December 31, 2013, total revenue reserves, were equal to approximately $72 million and represented approximately 5% of total current assets and approximately 1% of total assets at December 31, 2013

Cost of revenue reserves consist of the Company’s reserves for disputes with our third party network access suppliers. The Company establishes general and specific reserves for disputed billings from our third party network access suppliers in various situations, including where the supplier has not invoiced the Company in compliance with contractual agreements, billing is received at incorrect rates or usage or billing information is not adequate to determine if we have incurred a liability. General reserves are recorded based upon a historical analysis of opened disputes and the probability of favorable resolution. Specific dispute reserves, which are generally for regulatory-related disputes with network access suppliers are recorded based on the amount of the dispute by supplier and the probability of favorable resolution based on the nature of the invoice under dispute. General and specific dispute reserves are not released until payment is made or credit is received.

The Company records cost of revenue based on the amounts invoiced by suppliers and then reduces expense and the corresponding payable to reflect the amount the Company expects to settle in order to resolve the dispute. As of December 31, 2013, the Company had a total dispute reserve accrual of $44 million, which represented approximately 3% of total current liabilities and less than 1% of total liabilities. The reduction in the cost of revenue for the year ended December 31, 2013 for network access supplier disputes was $52 million or approximately 2% of cost of revenue.

In response to the Staff's comment and based on the information provided, we respectfully believe our current disclosure of our accounting policies related to revenue reserves and cost of revenue reserves provides a balanced presentation of such estimates and that a reserve roll forward for the reserves is not required given the immaterial level of each of these reserves both to the consolidated statement of operations and consolidated balance sheet

Valuation of Long-Lived Assets, page 75

2.
We note that you conducted a long-lived asset impairment analysis in the fourth quarter of 2013 and 2012 and in each case concluded that your long-lived assets were not impaired. In this regard, please disclose events or changes in circumstances that occurred during those periods that indicated that the carrying value of your assets or asset groupings may not be recoverable. Disclose the extent to which the fair value of your assets or asset groups exceeded their carrying value. Disclose if any of your assets are at risk of impairment.

Response: The Company’s policy follows the guidance in ASC 360, which requires a test for recoverability of an asset group under the following circumstance (among others), “A current-period operating or cash flow loss combined with a history of operating or cash flow losses…associated with the use of a long-lived asset (asset group).”

As a result of historical net operating losses, the Company considered (i) the extent of excess projected cash flows over the carrying value of each of its asset groups; (ii) growth trends, continued improvements over historical levels, product offerings and continuing income associated with the use of its asset groups; and (iii) the most significant drivers of the cash flow projections in prior years, noting that the Company has consistently demonstrated accuracy in its ability to meet its forecasted assumptions.

After performing an analysis based on the factors outlined above and observing an absence of negative qualitative factors, negative drivers underlying undiscounted cash flow projections, or any change in management’s strategic operational business intent reflected in the prior analysis, coupled with positive cash flows from operations generated by its asset groups, the Company concluded that there are no events or circumstances which suggest the carrying value is not recoverable. In drawing its conclusions with respect to impairment of assets in use, the Company also considered the outcome for consistency with the conclusions from the Company’s Goodwill Impairment evaluation, which provided additional positive qualitative evidence of the overall recoverability.

Therefore, the Company does not currently believe that any of its assets are at risk for impairment and does not believe it is appropriate to disclose the extent to which fair value of the assets or asset groups exceeds carrying value. Further, the Company believes that such disclosure could be misleading to investors, given the exception based analysis required by ASC 360 and the fact that the Company did not perform a fair value analysis because the qualitative analysis supported recoverability.

Selling, General and Administrative, page 80

3.
We note based on your disclosure on page 80 that you include network related expenses such as network facility rent, utilities and maintenance costs in selling, general and administrative expense. We also note that you are a facilities-based provider of a broad range of integrated communications services. That is, a provider that owns or leases a substantial portion of the plant, property and equipment necessary to provide its services. In this regard, please tell us why you believe it is appropriate to include network related expenses such as network facility rent, utilities and maintenance costs in selling, general and administrative expenses rather than in cost of revenue. Refer to your basis in accounting literature.

Response: With respect to the Staff’s comment, the Company acknowledges that there is disparity in practice with respect to the classification of cost of revenue and selling, general and administrative costs, as neither U.S. GAAP nor the SEC rules and regulations provide a definition of gross margin or cost of revenue other than to note that they do not include all operating expenses. The Company believes that including expenses such as network facility rent, utilities and maintenance costs in selling, general and administrative expense is an appropriate classification for such expenses reported as a component of operating income.

The Company, since the inception of its communications business in late 1997, has reported network access costs in cost of revenue in order to measure the efficiency of the network against the significant amount of capital expenditures it has incurred to build both intercity or long-haul and metropolitan networks to reduce its reliance on third parties to complete connections to its customers both from a cost and customer experience perspective. Further, the Company has considered ASC 705, which does not provide a definition of direct or incremental costs associated with its customers. Given the absence of direct accounting guidance on the presentation of certain items within gross margin, and recognizing that there is disparity in practice, the Company has provided transparent disclosure on a consistent basis as to the costs that are included in cost of revenue and selling, general and administrative costs, which it believes is appropriate in the circumstances.

Peruvian Tax Litigation, page F-64

4.
We note that during the fourth quarter of 2013 you released a reserve of $28 million for tax, penalty and associated interest related to calendar year 2002 due to the expiration of the statute of limitations. We also note that in December 2013, SUNAT initiated an audit in order to reassess the 2001 amounts declared null by the Tribunal. In this regard, please explain why the statute of limitation would expire for 2002 but not for 2001.

Response: Based on the evaluation of the matter by the Company, the statute of limitations for the 2002 claims expired as the tax authorities failed to make a valid claim to address matters remanded by the local administrative Tax Tribunal within the prescribed time, whereas the claims for 2001 remain active due to active proceedings initiated by the Peruvian tax authorities, which is referred to by the abbreviation SUNAT.

The reason that the 2001 calendar year remains open while the statute of limitation expired for the 2002 calendar year is due to timing and how the audits and subsequent appeals for each period were conducted. The 2001 and 2002 audits were challenged in separate administrative proceedings and were appealed to the Tax Tribunal under separate petitions. The Tax Tribunal ruled on each appeal on different dates and, therefore, the running of the statute of limitation corresponding to each year was different. The case corresponding to calendar year 2002 was resolved earlier than the case corresponding to calendar year 2001 and, hence, the statute of limitation expired earlier for the 2002 case.

As requested by the Staff, we acknowledge:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2013;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the foregoing filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have sought to respond to all of your comments. If you have any further comments that you would like to have addressed, please let us know. If you have any questions, you may contact Eric Mortensen, Senior Vice President and Controller at (720) 888-8286 or Neil Eckstein, Senior Vice President, Assistant General Counsel and Assistant Secretary at (720) 888-2514.

Sincerely,

/s/ Eric J. Mortensen

Eric J. Mortensen
Senior Vice President and Controller
Principal Accounting Officer

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